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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A
                               (Amendment No. 1)
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           Unisource Worldwide, Inc.
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             (Exact name of registrant as specified in its charter)

                   Delaware                                13-15369500
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(Jurisdiction of incorporation or organization)           (IRS Employer
                                                         Identification No.)

              1100 Cassatt Road
             Berwyn, Pennsylvania                             19312
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   (Address of principal executive offices)                 (Zip Code)

If this form relates to the registration of a    If this form relates to the
  class of debt securities and is effective    registration of a class of debt
       upon filing pursuant to General           securities and is to become
         Instruction A(c)(1), please          effective simultaneously with the
         check the following box. [ ]           effectiveness of a concurrent
                                                registration statement under
                                                 the Securities Act of 1933
                                              pursuant to General Instruction
                                                  A(c)(2), please check the
                                                      following box. [ ]

       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered
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        Preferred Stock                         New York Stock Exchange
        Purchase Rights                      Philadelphia Stock Exchange
                                                Chicago Stock Exchange



       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)

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     Item 1 is hereby amended and restated in its entirety to read in full as follows:

Item 1.  Description of the Registrant's Securities to be Registered.

     On December 12, 1996, the Board of Directors of Unisource Worldwide, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock (each, a "Common Share") of the Company to stockholders of record at the close of business on December 31, 1996. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of the Series A Junior Participating Preferred Stock, par value $.001 per share, of the Company (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a Purchase Price of $80 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (as amended from time to time, the "Rights Agreement") between the Company and National City Bank, as Rights Agent.

     Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and, except as noted below, no separate Rights Certificates will be distributed and Rights will attach to and trade with the Common Shares. The Rights will separate from the Common Shares and a distribution date will occur (the "Distribution Date") upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Stock Acquisition Date"), or (ii) within ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group (excluding the Company and its subsidiaries and benefit plans) beneficially owning 20% or more of the outstanding Common Shares. Until the Distribution Date, the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates. Therefore, the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 8, 2006, unless earlier redeemed by the Company as described below or unless a transaction under Section 13(d) of the Rights Agreement has occurred.

     Except in the circumstances described below, after the Distribution Date each Right will be exercisable into one one-hundredth of a Preferred Share (a "Preferred Share Fraction"). Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one Common Share. The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Shares of the Company. In lieu of issuing certificates for Preferred Share Fractions which are less than an integral multiple of one Preferred Share (i.e. 100 Preferred Share Fractions), the Company may pay cash representing the current market value of the Preferred Share Fractions.

     In the event that (i) at any time following the Stock Acquisition Date, the Company is the surviving corporation in a merger with an Acquiring Person and its Common Shares remain outstanding, (ii) a person, including affiliates and associates, becomes the beneficial owner of more than 20% of the then outstanding Common Shares (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding Common Shares upon terms and conditions determined by at least a majority of the members of the Board of Directors of the Company, after receiving advice from one or more nationally recognized investment banking firms, to be in the best interests of the Company and its stockholders (a "Qualifying Offer")), (iii) an Acquiring Person, at any time following the Stock Acquisition Date, engages in one or more "self-dealing" transactions, as set forth in the Rights Agreement or (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than one percent (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain


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circumstances, cash, property or other securities of the Company) having a value equal to approximately two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company, by action of a majority of the members of the Board of Directors of the Company in office at the time, may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $80 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $160 worth of Common Shares (or other consideration, as noted above) for $80. Assuming that the Common Shares had a per share value of $16 at such time, the holder of each valid Right would be entitled to purchase ten Common Shares for $80. Alternatively, the Company could permit the holder to surrender each Right in exchange for stock equivalent to five Common Shares (or cash or other securities with a value of $80) without the payment of any consideration other than the surrender of the Right.

     In the event that at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that follows a Qualifying Offer), or (ii) 50% or more of the Company's assets or earning power is sold, transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to approximately two times the exercise price of the Right. Again, provision is made to permit, at the option of the Company, surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     Notwithstanding anything in the Rights Agreement to the contrary, (i) no Distribution Date, Stock Acquisition Date or Triggering Event shall be deemed to have occurred, (ii) neither UGI Corporation ("UGI"), a Pennsylvania corporation, nor any of its subsidiaries (collectively, the "Acquisition Group") shall be deemed to have become an Acquiring Person and (iii) no holder of Rights shall be entitled to any rights or benefits pursuant to the Rights Agreement, in each case by reason of (x) the approval, execution, delivery and performance of the Agreement and Plan of Merger dated as of February 28, 1999 among the Company, UGI and Vulcan Acquisition Corp., a Delaware corporation (the "Merger Agreement"), by the parties thereto, (y) the approval of the Merger Agreement by the stockholders of the parties thereto or (z) the consummation of the transactions contemplated by the Merger Agreement; provided that in the event that one or more members of the Acquisition Group collectively become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding in any manner other than as set forth in the Merger Agreement, the provisions of this paragraph (other than this proviso) shall not apply.

     The Purchase Price payable, and the number of Units of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above). Similar dilution protection exists with respect to transactions affecting Common Shares similar to those described in clauses (i)-(iii) above.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment


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in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

     Other than those provisions relating to the principal terms of the Rights (i.e., concerning the redemption price, the expiration date of the Rights Agreement, the purchase price of Rights or the number of Preferred Share Fractions issuable upon exercise of the Rights), any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement has previously been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A and a copy of Amendment No. 1 to the Rights Agreement dated February 28, 1999 ("Amendment No. 1") is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended by Amendment No. 1, which is incorporated herein by reference.




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     Item 2 is hereby amended and restated in its entirety to read in full as follows:

         Item 2.  Exhibits

              1 Rights Agreement dated as of December 30, 1996 between Unisource Worldwide, Inc. and National City Bank, as Rights Agent, which includes, as Exhibit A thereto, the Resolutions of the Board of Directors with respect to Series A Junior Participating Preferred Stock and as Exhibit B thereto, the form of Rights Certificate.*

              2 Amendment No. 1 dated as of February 28, 1999 to the Rights Agreement dated as of December 30, 1996 between Unisource Worldwide, Inc. and National City Bank.


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* previously filed



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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          UNISOURCE WORLDWIDE, INC.


                                          By: /s/ Thomas A. Decker
                                             ----------------------------------
                                             Name:  Thomas A. Decker
                                             Title: General Counsel


Dated:  March 2, 1999



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



     The Exhibit Index is hereby amended and restated in its entirety to read in full as follows:

     1. Rights Agreement dated as of December 30, 1996 between Unisource Worldwide, Inc. and National City Bank, as Rights Agent, which includes, as Exhibit A thereto, the Resolution of the Board of Directors with respect to Series A Junior Participating Preferred Stock and as Exhibit B thereto, the form of Rights Certificate.*

     2. Amendment No. 1 dated as of February 28, 1999 to the Rights Agreement dated as of December 30, 1996 between Unisource Worldwide, Inc. and National City Bank.


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* previously filed




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